August 2, 2005

By U.S. mail and facsimile to 011 44 (0) 20 7717 4455

David Lloyd
Executive Director, Finance
Corus Group plc
30 Millbank
London SW1P 4WY
England

	RE:	Corus Group plc
		Form 20-F for the fiscal year ended January 1, 2005
		Filed March 31, 2005

		File No. 1-10120

Dear Mr. Lloyd:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended January 1, 2005

Aggregate contractual arrangements, page 30
1. We note that your tabular debt maturity profile does not include the interest commitments related to your debt. Include the interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation in the footnotes to the table.
If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Refer to footnote 46 to Release 33-8350.

Item 15 Controls and Procedures - Disclosure controls and procedures, page 46
2. We note that your Chief Executive Officer and Chief Financial Officer concluded your disclosure controls and procedures "...were effective in providing reasonable assurance that the information required to be disclosed by Corus in reports that it files under the
US Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specfied by the rules and the forms of the US Securities and Exchange Commission." This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Please revise your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Otherwise, please simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

Report & Accounts 2004

Accounting policies, pages 50 -51
3. We note your belief that your accounting for provisions of retirement benefits for employees, redundancy and rationalisation include areas of judgment that relies upon a number of estimates and is subject to uncertainties. In addition, we note that these areas of judgment can vary between different countries in which the Group operates and there is a large degree of inter-dependency between the countries, and as of result of these factors, no analysis is given of a change in any one particular assumption. We believe that this analysis is necessary for a reader`s understanding of your critical accounting policies. We believe your discussion of the fact that there are a number of elements used in the assumptions, that they vary for the different countries in which the Group operates and there may be inter-dependency between some assumptions is a helpful reminder to readers that they should not view the impact of a change in individual assumptions in isolation.

Presentation - II Basis of consolidation, page 89
4. We note your risk factor on page 3 of your Form 20-F that certain business decisions concerning Corus Nederland requires the approval by the Corus Nederland Supervisory Board, a body whose composition is not wholly within the control of Corus and that this Supervisory Board has previously withheld its approval of a key strategy decision of Corus
Group. We also note that, notwithstanding this Supervisory Board, Corus Nederland has been included in the consolidated financial statements of Corus Group as a wholly owned subsidiary consolidated under UK GAAP. Tell us what consideration you gave to the appropriateness of consolidating this subsidiary under US GAAP given the significant decisions that are subject to the Supervisory Board decisions. Refer to SFAS 94.

5.  	Describe the difference between the gross equity method and
equity method of consolidation as it relates to your joint ventures and associated undertakings. Address any US GAAP reconciling information.

Presentation - III Turnover, page 89

6.  	Clarify herein or Note 38 - Supplementary information for
North
American investors when the significant risk and rewards of ownership have passed. If, in accordance with SAB Topic 13.A.1, it is not when delivery has occurred, please provide any necessary reconciling information for US GAAP purposes.

Presentation - IV Rationalisation and related measures and environmental remediation, page 89

7.  	Clarify herein or Note 38 - Supplementary information for
North
American investors that your accounting meets the recognition and measurement requirements of SFAS 146. In addition, provide all the disclosures required by paragraph 20 of SFAS 146.

Presentation - VII Insurance, page 89

8.  	Clarify herein or Note 38 - Supplementary information for
North
American investors what is meant by "accounted for on an annual basis" with regard to your insurance business and how you determine the appropriate level of insurance provisions with regard to your marine cargo and certain employer`s liability. Confirm that incurred but not reported claims are appropriately taken into account with regard to all the company`s insurance provisions for US GAAP purposes.

Presentation -- XI  Derivative financial instruments, page 90

9.  	Disclose herein or Note 38 - Supplementary information for
North
American investors your specific methodology used to test hedge effectiveness, and how often those tests are performed. For US GAAP purposes, compliance with SFAS 133 should be clearly evident.

Presentation - XIII Tangible fixed assets, page 90

10. Clarify the nature of commissioning costs and address the appropriateness of expensing them as incurred for US GAAP purposes.

Presentation - XV Fixed asset investments, page 91

11. Tell us more about Corus Group plc`s acquisition of Corus UK Limited in 1999 under a Scheme of Arrangement. It is our understanding that for US GAAP purposes, this transaction would be accounted for as a reorganization of entities under common control.
Tell us what you mean by your disclosure that the investment in Corus
UK Limited is recorded at the aggregate value of the nominal value for shares issued to acquire the investment and fair value of other consideration given. Tell us how this accounting complies with US GAAP.

26.1  Share capital of the Company, page 113

12. 	We note that prior to the offering of 1,304 million new
ordinary
shares on the basis of five new ordinary shares of 10p each per 12 existing ordinary shares of 50p held, the existing issued ordinary shares were subdivided and converted from one existing ordinary share of 50p into one ordinary share of 10p and one deferred share of 40p.
Expand your disclosure herein or Note 38 - Supplementary information for North American investors to clarify how this transaction impacted your earnings per share (ADS) for US GAAP purposes. It is unclear to us whether this transaction is akin to a stock split for US GAAP purposes.

32.  Pensions and post retirement benefits, pages 120 - 127

13. 	Based on your disclosures herein and Note 38, it appears that you
have provided  a US GAAP adjustment related to your BS, CES, SPH
and
CNG pension plans.   Clarify for US GAAP readers why it was not
necessary to provide a reconciling adjustment related to your other pension plans. In this regard, we note you recognized GBP25 million in 2004 for pension plans other than the BS, CES, SPH and CGN pension plans for UK GAAP purposes with no apparent US GAAP adjustment.

38.  Supplementary information for North American investors, page
133

14. For ease of US GAAP readers, please consider providing a schedule that rolls forward shareholders` equity under US GAAP for each period presented.

*    *    *    *

      Please respond to these comments by providing the supplemental information requested within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

      To expedite our review, you may wish to provide complete packages to each of the persons names below. Each package should include a copy of your response letter and any supplemental information.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Jenn Do, Staff Accountant, at (202) 551-
3743,
Jeanne K. Baker at (202) 551-3691 or me at (202) 551-3689 if you
have
questions regarding comments on the financial statements and related matters.

								Sincerely,


								John Hartz
Senior Assistant Chief Accountant


??

??

??

??

Mr. David Lloyd
Corus Group plc
August 2, 2005
Page 6




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE